 [The following letter was released publicly on October 12, 2017.]

October 12, 2017

Mr. Viet Dinh
21St Century Fox
1211 Avenue of the Americas
New York, New York 10036

Dear Mr. Dinh,

In light of the Board’s failure to effectively address the longtime ethics crisis perpetuated by the leadership of Fox News, we are surprised and disappointed in the lack of corporate governance modifications at 21st Century Fox (“FOX”). Over the last 15 months, shareholders have witnessed an onslaught of negative headlines, expensive settlements, government inquiries, and resignations by top talent at Fox News. The magnitude of the sexual and racial harassment crisis demonstrates a tone at the top that is permissive of unethical behavior and a troubling lack of attention on the part of the Board to the company’s human capital management practices, as well as the associated risks to the company’s reputation, operations, and long-term value.

While we are pleased with the creation of a Compliance Steering Committee, the fact that it is comprised solely of management and reports to an Audit Committee that has proved itself ineffective at risk oversight does little to alleviate our concerns. Consequently, in order to support the reelection of the members of the Audit Committee, we request that before shareholders begin voting you commit to the following corporate governance changes:

  Create a Corporate Responsibility and Compliance Committee and commence a comprehensive review of human capital management practices at FOX and its subsidiaries - The committee will be responsible for overseeing the company’s compliance with applicable laws and ensuring that it operates under high ethical standards. It should be comprised entirely of independent directors. Oversight of human capital management strategy needs to be a key responsibility of the committee and it should immediately hire and supervise an appropriate external organization to conduct a review of current practices and recommend improvements.
Develop and disclose a robust Board refreshment plan - The plan must at a minimum include
the	following:
1.	A timeframe for Sir Roderick Eddington’s resignation- He clearly failed in his risk oversight responsibilities as demonstrated by significant financial settlements of sexual harassment allegations that occurred prior to 2016. If the Board was aware of the problems at Fox News, and he, in his capacity of chair of the committee responsible for overseeing risk, neglected to act, then he failed to fulfill his duty. If the Board was unaware of the settlements, then he failed to ensure that the company had the necessary compliance structure and controls in place.
2.	The addition of two new directors who have demonstrated a deep understanding of and commitment to effective human capital management practices - Please appoint them to the Corporate Responsibility and Compliance Committee.

3.	A significant expansion in the number of independent directors coupled with a corresponding decrease in insiders - By our standards, there are seven insiders (Sir Roderick Eddington and yourself have too tangled a history with the company and the Murdoch family to truly be independent in spirit), resulting in a majority insider Board.
4.	A substantial increase in the gender diversity of the Board - Currently, only 8% of the Board is female. Further, the single female director is overboarded and is the only independent director not seated on a committee.

The CtW Investment Group works with pension funds in order to enhance long-term shareholder value through active ownership. These funds invest over $250 billion in the global capital markets and are substantial investors in 21st Century Fox. The Investment Group raised similar governance concerns with the Board and shareholders of News Corp. in 2011 and 2012 following the phone hacking and bribery debacle at U.K. newspaper News of the World.

The Financial, Regulatory, and Reputational Costs Associated with the Crisis are Mounting

In the U.K., regulatory scrutiny over FOX’s bid for control of Sky is increasing, with the Culture Secretary recently referring the deal to the Competition and Markets Authority for a more intensive inquiry due to concerns about whether FOX would uphold broadcasting standards in Britain. When reviewing the deal, the U.K.’s Office of Communications, or Ofcom, called into question the compliance procedures in place at Fox News and called the reports of sexual and racial harassment “extremely serious and disturbing.” The increased scrutiny over the Sky deal is likely to cost shareholders. Based on the regulatory timeline, it looks likely that the soonest the deal could be approved is in 2018, a delay that will cost FOX a £104.9 ($139) million penalty. If it fails to get approval, FOX will face a £122 ($161) million penalty. 1

In addition, 21st Century Fox is facing scrutiny from U.S. regulators as a result of the crisis. It is reportedly under investigation by the securities fraud division of the U.S. Attorney’s Office to determine whether FOX masked past settlement payments as compensation, in order to avoid disclosure of the payments and corresponding allegations of harassment. The U.S. Postal Inspection Service, which handles mail fraud and wire fraud, is also investigating FOX over the settlement payments.

FOX disclosed paying approximately $50 million in connection with settling sexual harassment and discrimination claims in FY2017. This figure does not include older settlements, such as the reported $3.15 million that Fox News paid to Laurie Luhn in 2011 and the reported $9 million settlement between Mr. O’Reilly and Andrea Mackris in 2004. Further, more lawsuits are pending. Finally, allowing Mr. Ailes and Mr. O’Reilly to resign and collect severance (reported at up to $65 million), rather than be terminated for cause, demonstrates poor judgement in the use of shareholder capital.

21st Century Fox Suffers from Lax Corporate Controls

The ongoing stream of allegations from numerous sources make it clear that the working environment at Fox News and Fox Business Network was, and possibly remains, extremely hostile to women and

1 The actual terms of the deal include a penalty of about £171 million for the deal being delayed into 2018 and approximately a £200 million break fee if the deal falls through. Since FOX owns 39% of Sky, however, that percentage of the penalties will be cancelled out.

minorities. Month after month, new accusations arise and top talents leave the company. This isn’t the sort of environment that is created overnight; this storm was brewing for decades. Indeed, the settlements over sexual harassment date back to at least 2004.2

We need not wait on the results of any U.S. Attorney’s Office’s investigation into what the Board did or did not know regarding the settlements, to conclude that the Board failed. If the Board was aware of the settlements and refused to investigate and mitigate the risk, instead allowing the problem to fester, then it failed in its risk oversight function and facilitated a tone at the top that permits unethical behavior by high performers. If the information of the settlements did not reach the Board, then it failed to ensure that the proper corporate controls were in place. Unfortunately, because of this lapse, it was only after Gretchen Carlson’s lawsuit brought the allegations into the public spotlight that the Board commenced an investigation and the fallout was likely substantially worse than if the Board had dealt with the problem when the allegations were first made.

The Board Was Slow to Respond to the Scandal

In addition to waiting too long to launch an internal investigation, the Board failed to act swiftly to change the corporate culture. Following the lawsuit filed by Andrea Tantaros and the letter of intent to sue by Juliet Huddy in August 2016, the Board should have suspended those accused of sexual harassment3 and of abetting Mr. Ailes4 pending further investigation. Instead, all were allowed to remain in leadership positions, except Mr. Shine who did not resign until May.5 We see this as an impediment to meaningful cultural change.

Rather than learning from the fallout of the scandal involving Mr. Ailes, the Board also failed in its handling of the allegations against Bill O’Reilly. It took an expose by the New York Times, revealing that there had been five settlements with women accusing Mr. O’Reilly of sexual or other forms of harassment, and a subsequent advertiser boycott before the Board announced an investigation. Again, the Board should not have waited for public pressure to force its hand. While we are pleased that, following Mr. O’Reilly’s eventual exit, the company seems to finally be taking this more seriously, we question why it took so long.

Mr. Eddington Has Lost Credibility with Shareholders and Must be Replaced

Sir Roderick Eddington has twice failed to ensure that 21st Century Fox or its former iteration News Corp. have robust risk and crisis management processes in place. In addition to being the Audit Committee Chair at FOX, he was also the Chair of the Audit Committee at News Corp. during and preceding the phone hacking and bribery crisis. Like the sexual harassment debacle, this crisis also revealed a permissive tone at the top, a weak Board, a broken compliance system, and poor corporate governance

2 It is widely reported that Bill O’Reilly paid approximately $9 million to settle a suit filed by producer Andrea Mackris alleging sexual harassment in 2004. New York Magazine reports that in 2011 Fox News paid a $3.15 million to settle accusations that Roger Ailes sexually harassed booker Laurie Luhn. The New York Times reported another settlement following accusations of sexual harassment perpetrated by Bill O’Reilly, paid in 2011 to host Rebecca Diamond.

3 Juliet Huddy alleged sexual harassment by Bill O’Reilly and Jack Abernathy. Andrea Tantaros alleged sexual harassment by Bill O’Reilly.

4 Andrea Tantaros alleged that Bill Shine, Diane Brandi, Irena Briganti, and Susanne Scott retaliated against her for turning down the sexual advances of Roger Ailes and Bill O’Reilly.

5 We note that Ms. Brandi voluntarily decided to go on leave last week for undisclosed reasons.

practices. He has demonstrated a clear pattern of lax oversight of risk management and compliance systems, costing him his credibility among shareholders. In part, we believe Mr. Eddington’s compromised independence is to blame. Not only does his 18 year tenure put his independence in jeopardy, but he is a longtime friend of Rupert Murdoch and a former employee of a News Corp. subsidiary. We, therefore, request that the refreshment plan include a firm resignation date.

This Crisis Demonstrates a Dire Need for the Board to Take Human Capital Management Oversight Seriously

We suspect that the inadequate response from the FOX Board partly reflects its lack of experience in human capital management, and we request that the Board increase its aptitude in this area through training, governance reforms, compositional changes, and outside expertise. The newly formed Corporate Responsibility and Compliance Committee should have a strong focus on human capital management oversight, including, but not limited to, organizational culture, workplace safety and health, workforce diversity and pay equality, and employee engagement and development. Accordingly, we would like to see the Board’s refreshment plan include a search for two truly independent directors with human resources expertise.

While we are pleased that FOX hired Paul Weiss to investigate harassment allegations, we do not believe this to be enough. We request that the Board bring in an outside expert to provide a comprehensive review of FOX’s existing human capital management practices across the company and its subsidiaries and recommend improvements. We believe that this review, supervised by the new committee and disclosed to shareholders on completion, should specifically focus on changing corporate culture and ensuring proper controls are in place to prevent such crises in the future.

It is of particular importance that FOX create more effective mechanisms to generate worker feedback that will reach the Board. Honest feedback from employees is vital and ensuring that all FOX and subsidiary employees believe that they can report unethical or abusive behavior without fear of retaliation must be a paramount concern for the Board.

FOX Suffers from a Troubling Dearth of Gender Diversity on the Board

Tone at the top plays a powerful role in the culture of a company. Unfortunately, FOX’s 13 person Board only has a single female member, a number we consider token representation. Further, committee membership is exclusively male. Lastly, the lone female Board member, Delphine Arnault, is overboarded; apart from the FOX board, she serves on the board of her employer (LVMH) and six of its subsidiaries, as well as three outside boards, thus making her time commitment to the FOX Board questionable. We strongly encourage you to request that Ms. Arnault resign from one of her outside boards and commit to increasing the ratio of female directors to at least 30% in the next two years.

Not only can a board that is 92% male be an indicator of a corporate culture that does not value women, but it can also be indicative of a weak board. We, like many investors, believe that diversity in the boardroom leads to healthier debates, better decision making, and greater adaptability to change. These benefits, however, are best realized when there are several diverse members. According to a 2006 study conducted by V. Kramer & Associates, the Wellesley Centers for Women, and the Richard Ivey School of Business at the University of Western Ontario, it takes a critical mass of three or more female directors to receive a substantial change in the dynamic in the boardroom.6 Another study conducted jointly by Rutgers and Iowa State Universities found that the percentage of women and minorities on boards of directors is positively associated with financial indicators of firm performance.7

Conclusion

The Board stands at a critical juncture. The cultural crisis that has been exposed over the last 15 months at Fox News is a clear illustration of corporate control problem at 21st Century Fox. We would like to see the Board take steps to minimize the risk of such a crisis in the future. We ask that you publicly commit to the following: create a Corporate Responsibility and Compliance Committee; commence a review of human capital management practices at FOX; and announce a board refreshment plan to replace Sir Roderick, correct the Board’s gender imbalance, increase independence, and add two directors with human resources expertise. We sincerely believe these governance changes are critical to ward off future corporate crises at FOX. If you do not commit to these changes before October 26th, we will be unable to support the reelection of the members of the Audit Committee.

If you have any questions or want to discuss this further, please contact my colleague Emma Bayes at emma.bayes@ctwinvestmentgroup.com.

6 "Critical Mass on Corporate Boards: Why Three or More Women Enhance Governance". Vicki W. Kramer. V. Kramer & Associates. Alison M. Konrad. Richard Ivey School of Business. University of Western Ontario. Sumru Erkut. Wellesley Centers for Women. 2006.

7 "Board of Director Diversity and Firm Financial Performance". Corporate Governance: An International Review, Vol. 11, pp. 102-111. Niclas L. Erhardt, James D. Werbel, and Charles B. Shrader. Rutgers School of Management and Labor Relations and Iowa State University Department of Management and Marketing. 2003.

[The reference is to an article on CNN money available at http://money.cnn.com/2017/10/13/media/21st-century-fox-investors-pressure/index.html]

[The reference is to an article in the New York Times available at

https://www.nytimes.com/2017/10/12/business/media/21st-century-fox-sexual-harassment.html]